FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the letter to the shareholders of Top Ships Inc. (the “Company”) regarding the Annual Meeting of Shareholders of the Company that is scheduled for September 3, 2009 (the “Meeting”), the Notice of the Meeting, Proxy Statement and Proxy Card for the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: August 6, 2009	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 1019963

Exhibit 1

July 20, 2009

TO THE SHAREHOLDERS OF TOP SHIPS INC.

Enclosed is a Notice of the Annual Meeting of Shareholders (the “Meeting”) of TOP Ships Inc. (the “Company”), which will be held at the Company’s executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, at 1:00 pm local time, on September 3, 2009, and related materials.

At this Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect two Class II Directors to serve until the 2012 Annual Meeting of Shareholders (“Proposal One”);

2.
To approve an amendment to the Company’s Amended and Restated Articles of Incorporation increasing the Company’s authorized common stock, par value $0.01 per share, to one billion (1,000,000,000) shares (“Proposal Two”);

3.	To approve the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2009 (“Proposal Three”); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of votes cast by shareholders entitled to vote and voting at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of all outstanding shares entitled to vote at the Meeting. Adoption of Proposal Three requires the affirmative vote of a majority of votes cast by shareholders entitled to vote and voting at the Meeting.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT, AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

Very truly yours,

Evangelos J. Pistiolis
Chief Executive Officer

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 6141 272 e-mail: eia@topships.org – www.topships.org

TOP SHIPS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
September 3, 2009

NOTICE IS HEREBY given that the Annual Meeting of the shareholders (the “Meeting”) of TOP Ships Inc. (the “Company”) will be held at 1:00 pm, local time, on September 3, 2009, at the Company’s executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, for the following purposes, of which Items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class II Directors to serve until the 2012 Annual Meeting of Shareholders and until their successors are duly elected (“Proposal One”);

2.
To approve an amendment to the Company’s Amended and Restated Articles of Incorporation increasing the Company’s authorized common stock, par value $0.01 per share, to one billion (1,000,000,000) shares (“Proposal Two”);

3.	To approve the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2009 (“Proposal Three”); and

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on July 14, 2009, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

By Order of the Directors
Eirini Alexandropoulou Secretary

July 20, 2009
Athens, Greece

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 6141 272 e-mail: eia@topships.org – www.topships.org

TOP SHIPS INC.
1 VAS. SOFIAS & MEG.ALEXANDROU STREET
MAROUSSI
ATHENS151 24,GREECE

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 3, 2009
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board” or the “Directors”) of TOP Ships Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the Company’s executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, at 1:00 pm, local time, on September 3, 2009, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about July 28, 2009, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on July 14, 2009 (the “Record Date”), consisted of 29,537,700 shares of common stock, par value $0.01 (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the Board of Directors on the proposals described in this Proxy Statement are not timely received, the persons named as proxies may propose and vote for one or more adjournments of the Meeting, with no other notice than announcement at the Meeting, in order to permit further solicitation of proxies.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 6141 272 e-mail: eia@topships.org – www.topships.org

The Common Shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TOPS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven directors.  As provided in the Company’s Amended and Restated Articles of Incorporation, each Director is elected to serve for a three-year term.  Under the Amended and Restated Bylaws of the Company, the Board has been divided into three classes.  The terms of the Directors in Class I will expire at the annual meeting of stockholders for 2011, the terms of the Directors in Class II will expire at the Meeting, and the terms of the Directors in Class III will expire at the annual meeting of stockholders for 2010. Directors elected to the Board serve until the annual meeting of shareholders three years after their election or until a director’s successor is duly elected.

The Board of Directors has nominated Thomas F. Jackson and Christopher J. Thomas, both Class II Directors, for re-election as directors whose term would expire at the 2012 Annual Meeting or whenever their successors are duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current Board of Directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for Director of the Company is set forth below:

Name	Age	Position
Thomas F. Jackson	61	Director
Christopher J. Thomas	49	Director
Thomas F. Jackson has been the Chairman of our Board of Directors since July 2004. In 2000, Mr. Jackson established Paralos Finance Corporation as a provider of financial consultancy services to select shipping companies. From 1967 to 1999, Mr. Jackson served in a number of managerial capacities with National Westminster Bank, including Head of Shipping in Greece. Mr. Jackson is an Associate of the Chartered Institute of Bankers (ACIB).

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 6141 272 e-mail: eia@topships.org – www.topships.org

Christopher J. Thomas has served on our Board of Directors since July 2004. Mr. Thomas is also the Chief Financial Officer of Paragon Shipping Inc. From 2004 to 2006, Mr. Thomas was the Chief Financial Officer of DryShips Inc., which is a publicly traded company with securities registered under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd., which is also a publicly traded company with securities registered under the Exchange Act. Prior to joining Excel, Mr. Thomas was the Chief Financial Officer of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Audit Committee.  The Company’s Board of Directors has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors.  The Audit Committee currently consists of Messrs. Michael Docherty, Roy Gibbs, and Christopher J. Thomas.  As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the Nasdaq Global Market, other than the Audit Committee requirement.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

AMENDMENT TO
AMENDED AND RESTATED
ARTICLES OF INCORPORATION

The board of directors is submitting for approval at the Meeting an amendment to the Company’s Amended and Restated Articles of Incorporation increasing the number of authorized shares of common stock, par value $0.01 per share, to one billion (1,000,000,000) shares (“Common Shares”).  The Company currently has authorized one hundred million (100,000,000) Common Shares. As of June 30, 2009, 29,537,700 Common Shares are issued and outstanding, leaving a margin of 70,462,300 unissued Common Shares. The Company believes it will benefit from having the flexibility to issue additional Common Shares without the delay and expense of calling special shareholder meetings. This will enable the Company’s board of directors to strengthen the Company’s equity base quickly, when necessary.

The board of directors has approved an amendment to the Company’s Amended and Restated Articles of Incorporation to replace Section D thereof in its entirety with the following (marked to show changes):

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 6141 272 e-mail: eia@topships.org – www.topships.org

"D.

The aggregate number of shares of stock that the Corporation is authorized to issue is One ~~Hundred Twenty Million (120,000,000)~~ Billion, Twenty Million (1,020,000,000) registered shares, of which One ~~Hundred Million (100,000,000)~~ Billion (1,000,000,000) shall be designated common shares with a par value of one United States cent (US$0.01) per share, and Twenty Million (20,000,000) shall be designated preferred shares with a par value of one United States cent (US$0.01) per share.  The Board of Directors shall have the authority to authorize the issuance from time to time of one or more classes of preferred shares with one or more series within any class thereof, with such voting powers, full or limited, or without  voting powers and with such designations, preferences and  relative, participating, optional or special rights and qualifications, limitations or restrictions thereon as shall be set forth in the resolution or resolutions adopted by the Board of Directors  providing for the issuance of such preferred shares.”

If Proposal Two is approved, the Company will restate the Amended and Restated Articles of Incorporation to include all articles of amendment subsequently adopted, as the Second Amended and Restated Articles of Incorporation of the Company.

Required Vote.  Adoption of Proposal Two will require the affirmative vote of the holders of a majority of the Company’s outstanding shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED COMMON SHARES.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”) as the Company’s independent auditors for the fiscal year ending December 31, 2009.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 6141 272 e-mail: eia@topships.org – www.topships.org

Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Three will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE, HADJIPAVLOU, SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposal One or Three have been approved. Abstentions will have the effect of voting AGAINST Proposal Two.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders (the “Annual Report”) is available on the Company’s website at www.topships.org.  Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report.  To request a copy, please call Top Ships Inc. at (011)-30-210-812-8107, or write to Eirini Alexandropoulou at Top Ships Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece.

By Order of the Directors
Eirini Alexandropoulou Secretary

July 20, 2009

Athens, Greece

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 6141 272 e-mail: eia@topships.org – www.topships.org

TOP SHIPS INC.

000004

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DESIGNATION (IF ANY)
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000000000.000000 ext 000000000.000000 ext
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000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00a.m., Central Time (North America), on September 3, 2009.

Vote by Internet

- Log on to the Internet and go to **www.investorvote.com/TOPT**
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

123456 C0123456789 12345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1 and FOR Proposals 2 and 3.

1. Election of Directors*:

	For	Withhold		For	Withhold
01 - Thomas F. Jackson	☐	☐	02 - Christopher J. Thomas	☐	☐

	For	Against	Abstain
2. To amend the Articles of Incorporation of the Company to increase its authorized common stock to 1 billion (1,000,000,000) shares of common stock.	☐	☐	☐
3. To approve the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2009.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

TOP SHIPS INC.

Proxy — TOP Ships Inc.

The undersigned hereby appoints Evangelos J. Pistiolis and Eirini Alexandropoulou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of common stock of TOP SHIPS INC. (the "Company"), that the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Stockholders of the Company to be held September 3, 2009 (the "Meeting") or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side.)